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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                           ALAMOSA PCS HOLDINGS, INC.
             --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
             --------------------------------------------------------
                         (Title of Class of Securities)

                                    011593100
             --------------------------------------------------------
                                 (CUSIP Number)

                                  C. JEDSON NAU
                               100 CRESCENT COURT,
                                   SUITE 1700
                               DALLAS, TEXAS 75201
                                 (214) 756-6100
                              (214) 756-6212 (FAX)
             --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 3, 2000
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. - 011593100                                    Page 2 of 4 Pages
---------------------                                --------------------------

      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER                 8,209,480
  NUMBER OF
   SHARES                   ----------------------------------------------------
BENEFICIALLY                  8   SHARED VOTING POWER                       0
  OWNED BY
    EACH                    ----------------------------------------------------
 REPORTING                    9   SOLE DISPOSITIVE POWER            8,209,480
   PERSON
    WITH                    ----------------------------------------------------
                             10   SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,209,480
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                13.4%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                00
--------------------------------------------------------------------------------

                                                         Page 3 of 4 Pages
                                                    ----------------------------

     This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and supplements the Schedule 13D filed by Rosewood Telecommunications, L.L.C., Rosewood Financial, Inc., DFL Investing, Inc., The Rosewood Corporation and Caroline Hunt Trust Estate (collectively, the "Reporting Persons") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     Effective February 7, 2000, Telecom distributed 98,731 shares of Common Stock of Alamosa to Yellow Rock PCS, L.L.C. ("Yellow Rock") in complete redemption of Yellow Rock's membership interest in Telecom. On April 3, 2000, Telecom dissolved entirely. Pursuant to the dissolution, Telecom distributed all of the Common Stock of Alamosa that it held to the members in proportion to each member's membership interest in Telecom. As a result, Telecom has no further filing obligations pursuant to Section 13(d).

     CHTE and a wholly-owned subsidiary were members of Telecom. Pursuant to the dissolution of Telecom, CHTE and its wholly-owned subsidiary received 8,209,480 shares of Alamosa's Common Stock, pursuant to their financial interests in Telecom. These shares are now held by CHTE or wholly-owned subsidiaries of CHTE. As a result, Financial, DFL and Rosewood have no further filing obligations pursuant to Section 13(d).

ITEM 4.    PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended by adding the following:

     As stated in Item 3 above, CHTE and a wholly-owned subsidiary acquired 8,209,480 shares of Alamosa's Common Stock as a result of Telecom's dissolution on April 3, 2000.

                                                         Page 4 of 4 Pages
                                                    ----------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2000



                              ROSEWOOD TELECOMMUNICATIONS,
                              L.L.C.


                              By:      /s/ C. JEDSON NAU
                                   -------------------------------
                                   C. Jedson Nau
                                   Senior Vice President

                              ROSEWOOD FINANCIAL, INC.


                              By:      /s/ C. JEDSON NAU
                                   -------------------------------
                                   C. Jedson Nau
                                   Senior Vice President

                              DFL INVESTING, INC.


                              By:      /s/ C. JEDSON NAU
                                   -------------------------------
                                   C. Jedson Nau
                                   Senior Vice President

                              THE ROSEWOOD CORPORATION


                              By:      /s/ C. JEDSON NAU
                                   -------------------------------
                                   C. Jedson Nau
                                   Senior Vice President

                              CAROLINE HUNT TRUST ESTATE


                              By:      /s/ DON W. CRISP
                                   -------------------------------
                                   Don W. Crisp
                                   Trustee

     Attachment A is hereby amended in its entirety as follows:

                                  ATTACHMENT A

  THE TRUSTEE AND ADVISORY BOARD MEMBERS OF CAROLINE HUNT TRUST ESTATE ("CHTE")
     AND THE DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN CHTE SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                       AMOUNT                  PRICE
                          PRESENT BUSINESS      PRESENT PRINCIPAL        OF         DATE        PER       TYPE OF
  NAME AND POSITION          ADDRESS               OCCUPATION        SECURITIES   ACQUIRED      SHARE    TRANSACTION      PLEDGED
  -----------------          -------               ----------        ----------   --------      -----    -----------      -------
Schuyler B.                100 Crescent            President of        28,000      12/9/99     $17.00   Director             No
Marshall,                  Court, Suite 1700       Financial, DFL                                       options
director and               Dallas, Texas           and Rosewood       110,000       4/3/00     (1)      (1)
executive officer          75201
of certain CHTE
subsidiaries

Don W. Crisp,              100 Crescent            Chairman of the                                                           No
Trustee of                 Court, Suite 1700       Board of            50,429       4/3/00     (1)      (1)
CHTE and director          Dallas, Texas           Rosewood
of certain                 75201
CHTE subsidiaries

Susan L. Fish,             100 Crescent            Senior vice                                                               No
director and executive     Court, Suite 1700       president and       25,683       4/3/00     (1)      (1)
officer of certain         Dallas, Texas           chief financial
CHTE subsidiaries          75201                   officer of
                                                   Rosewood

C. Jedson Nau,             100 Crescent            Senior vice                                                               No
executive officer          Court, Suite 1700       president and       10,350       4/3/00     (1)      (1)
of certain CHTE            Dallas, Texas           general counsel
subsidiaries               75201                   of Rosewood

Stephen H. Sands,          100 Crescent            Executive                                                                 No
director and executive     Court, Suite 1700       director of         49,365       4/3/00     (1)      (1)
officer of certain         Dallas, Texas           Rosewood and        (2)         (2)         (2)      (2)
CHTE subsidiaries          75201                   certain
                                                   subsidiaries
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                       AMOUNT                   PRICE
                          PRESENT BUSINESS      PRESENT PRINCIPAL        OF         DATE        PER       TYPE OF
  NAME AND POSITION          ADDRESS               OCCUPATION        SECURITIES   ACQUIRED      SHARE    TRANSACTION      PLEDGED
  -----------------          -------               ----------        ----------   --------      -----    -----------      -------
Laurie Sands               100 Crescent            Executive                                                                 No
Harrison, director of      Court, Suite 1700       director of         98,731      4/3/00        (1)         (1)
CHTE subsidiary            Dallas, Texas           Rosewood and       (2)          (2)           (2)         (2)
                           75201                   certain
                                  subsidiaries
David K. Sands,            100 Crescent            Executive                                                                 No
director of                Court, Suite 1700       director of        103,731      4/3/00        (1)         (1)
CHTE subsidiary            Dallas, Texas           Rosewood and       (2)          (2)           (2)         (2)
                           75201                   certain
                                  subsidiaries
J. B. Sands, director      100 Crescent            Executive                                                                 No
of CHTE subsidiary         Court, Suite 1700       director of         98,731      4/3/00        (1)         (1)
                           Dallas, Texas           Rosewood and       (2)          (2)           (2)         (2)
                           75201                   certain
                                  subsidiaries
Patrick B. Sands,          100 Crescent            Executive                                                                 No
director of CHTE           Court, Suite 1700       director of        174,279      4/3/00        (1)         (1)
subsidiary                 Dallas, Texas           Rosewood and       (2)          (2)           (2)         (2)
                           75201                   certain
                                  subsidiaries
John M. Dziminski,         100 Crescent            President of         2,000      2/3/00        $17.00      Directed        No
executive officer of       Court, Suite 1700       Rosewood                                                  share
CHTE subsidiary            Dallas, Texas           Management                                                purchase
                           75201                   Corporation         14,810      4/3/00        (1)         (1)

Tom Hunt, member           5000                    Chairman of the                                                           No
of the advisory board      Thanksgiving            Board and
of CHTE                    Tower                   director of Hunt
                           Dallas, Texas           Petroleum
                           75201                   Corporation and
                                                   the management
                                                   of numerous
                                                   personal and
                                                   family interests

Charles P.                 16475 Dallas            Management of                                                             No
Summerall, member          Parkway                 personal and
of the advisory board      Dallas, Texas           family interests
of CHTE                    75252
------------------------------------------------------------------------------------------------------------------------------------

(1)  Acquired as a result of the dissolution of Telecom.
(2) These persons own no shares of Common Stock, other than as indicated or in connection with his or her interests, if any, in CHTE.